Integrated Term Insurance Rider	In this rider “we,” “our” and “us” mean AXA Equitable Life Insurance Company. “You” and “your” mean the owner of the policy

This Rider’s Benefit. We will pay to the beneficiary the term insurance benefit in effect under this rider at the time of the insured person’s death, when we receive proof that the insured person died while this rider was in force.

The Target Amount equals the face amount of the base policy plus the face amount of this rider. The initial face amounts of the base policy and of this rider and the initial Target Amount are shown in the “Policy Information” section of the policy.

The total death benefit for the base policy and this rider equals:

a) if the death Option A is in effect, the greater of (1) the Target Amount or (2) the base policy death benefit; or

b) if the death Option B is in effect, the greater of (1) the Target Amount plus the Policy Account Value as defined in the “Base Policy Death Benefit” provision of this policy or (2) the base policy death benefit.

The total term insurance benefit equals the difference between the total death benefit and the base policy death benefit.

Target Amount Increases. Starting in the policy year shown in the “Policy Information” section of the policy for an increase in the base policy face amount and subject to our underwriting rules then in effect, you may ask us to increase the Target Amount. You must provide evidence satisfactory to us of the insurability of the insured person. Any requested increase must be for at least $10,000; if approved, the increase will be applied to the base policy and rider face amounts in proportion to their respective face amounts at the time of policy issue. The increase will take effect at the beginning of the policy month that coincides with or next follows the date we approve your request. However, we will decline your request if the insured person does not qualify for the increase subject to our underwriting rules then in effect. If we approve your request, we may apply a rating class for the increase different from that approved at issue or for a prior increase in Target Amount.

Target Amount Decreases. Starting in the policy year shown in the “Policy Information” section of the policy for a reduction in the base policy face amount and while the insured person is not more than attained age 99, you may ask us to reduce the Target Amount. Any such reduction in the Target Amount may not be less than $10,000. The decrease will take effect at the beginning of the policy month that coincides with or next follows the date we approve your request. Decreases will be applied as follows:

a)	first, to reduce any portion of the most recent approved requested increase in term insurance face amount that is currently in force;

b)	next, to reduce any portions of the next most recent approved requested term insurance face amount increases that are currently in force, successively;

c)	next, to reduce any portion of the initial term insurance face amount that is currently in force;

d)	next, to reduce any portion of the most recent approved requested increase in base policy face amount that is currently in force;

e)	next, to reduce any portions of the next most recent approved requested base policy face amount increases that are currently in force, successively;

f)	next, to reduce any portions of base policy face amount increases resulting from death benefit option changes that are currently in force;

g)	finally, to reduce the portion of the initial base policy face amount that is currently in force.

We will decline a requested decrease if this would result in a base policy face amount that is less than the minimum for this item as shown in the “Policy Information” section of the policy.

Death Benefit Option Changes. Starting in the policy year shown in the Policy Information” section of the policy, you can change the death benefit option of the policy subject to our underwriting rules then in effect as to maximum age. If you ask us to change from Option A to Option B, we will reduce the Target Amount by the amount in your Policy Account on the date the change takes effect. Reductions in Target Amount will be in the same order as specified in the “Target Amount Decreases” provision of this rider. However, we will decline to make such change if it would reduce the base policy face amount to less than the minimum for this item shown in the “Policy Information” section of this policy. If you ask us to change from Option B to Option A, we will increase both the Target Amount and the base policy face amount by the amount in your Policy Account on the date the change takes effect; the face amount of this rider will not change. Such reductions and increases in the Target Amount are made so that the total death benefit remains the same on the date the change takes effect.

Partial Withdrawal. Starting in the policy year shown in the “Policy Information” section of the policy and while the insured person is not more than attained age 99, you may ask for a partial withdrawal of the Net Policy Account Value. You may send your written request for a partial withdrawal to our Administrative Office. Your request will be subject to our approval based on our rules in effect when we receive your request, and to the minimum withdrawal amount shown in the “Policy Information” section of the policy. We may decline a request for a partial withdrawal if we believe this would cause the policy to fail to qualify as life insurance under applicable tax law. We will decline a request for a partial withdrawal if this would cause a decrease in the base policy face amount to less than the minimum base policy face amount shown in the “Policy Information” section of the policy.

A partial withdrawal will result in a reduction in the base policy Cash Surrender Value and in your Policy Account equal to the amount withdrawn as well as a reduction in your total death benefit. If the Enhanced Amount described in the policy is included in the Cash Surrender Value, a partial withdrawal will further reduce the Cash Surrender Value as shown in the “Policy Information” section of this policy. If the death benefit is Option A and the total death benefit minus the amount to be withdrawn is less than the Target Amount, the Target Amount will be reduced to the total death benefit minus the amount to be withdrawn. Any reduction in Target Amount will be applied in the same order as specified in the “Target Amount Decreases” provision of this rider. If the death benefit is Option B, the Target Amount and the base policy face amount will not be reduced. Under either death benefit option, the partial withdrawal will result in a reduction in your total death benefit. The total death benefit after the withdrawal will be determined as described in the “This Rider’s Benefit” provision of this rider based on your Policy Account and the Target Amount after the withdrawal.

We will take the withdrawal from your unloaned values in our GIA and in the investment funds of our SA in proportion to their respective values at the time of the withdrawal.

Such withdrawal and resulting reduction in the total death benefit, in the Cash Surrender Value and in your Policy Account will take effect on the date we receive your written request at our Administrative Office. We will send you a new “Policy Information” section if a withdrawal results in a reduction in the Target Amount. It will become a part of this policy. We may require you to return this policy to our Administrative Office to make a change.

This Rider’s Cost. While this rider is in effect, its cost will be a part of the monthly deduction from the Policy Account. This rider’s cost at the beginning of any policy month will be equal to the sum of:

1.

An administrative charge. This charge equals the sum of the individual administrative charges for each term coverage layer. The administrative charge for each term coverage layer equals the administrative charge rate for that layer times the amount of that layer divided by $1,000.

2.

A cost of insurance charge. This charge equals (a) the sum of the individual costs of insurance for each term coverage layer, plus (b) any flat extra charge for this rider shown in the “Policy Information” section. The cost of insurance for each term coverage layer equals the cost of insurance rate for that layer times the term insurance benefit for that layer divided by $1,000.

Term coverage layers at the beginning of each policy month correspond to the initial term face amount at issue and any term face amount increases after issue that are currently in force. The initial term coverage layer equals the portion of the initial term face amount that is still in force. If there are any approved requested Target Amount increases after issue, an additional term coverage layer is created on each increase effective date. Each additional term coverage layer equals the portion of the increase in term insurance face amount, if any, which is currently in force.

The cost of insurance rate for the initial term coverage layer is based upon the insured person’s issue age, sex, class of risk, and tobacco user status at issue, and the policy year. The cost of insurance rate for any additional term coverage layer is based upon the insured person’s age, sex, class of risk, and tobacco user status on the increase effective date, and the number of years since the increase effective date.

The administrative charge rate for the initial term coverage layer is based upon the insured person’s issue age and the policy year. The administrative charge rate for any additional term coverage layer is based upon the insured person’s age on the increase effective date and the number of years since the increase effective date.

The sum of the individual term insurance benefits for all of the term coverage layers will be equal to the total term insurance benefit under this rider. The term insurance benefit is calculated first for the most recent term coverage layer, then for the preceding term coverage layers, if any, in the reverse order in which such term coverage layers were created. The term insurance benefit for any layer cannot be less than zero. The term insurance benefit for the most recent term coverage layer is the amount of that layer, but not more than the total term insurance benefit under this rider. The term insurance benefit for the second most recent term coverage layer, if any, is the amount of that layer, but not more than any excess of the total term insurance benefit under this rider over the term insurance benefit of the most recent coverage layer. The term insurance benefit for the third most recent and preceding term coverage layers, if any, is the amount of that layer, but not more than any excess of the total term insurance benefit under this rider over the sum of the individual term insurance benefits for term coverage layers that have already been calculated.

We will determine cost of insurance rates for this rider from time to time. Any change in the cost of insurance rates we use will be as described in the “Changes in Policy Cost Factors” provision of the policy. They will never be more than those shown in the applicable Table of Maximum Monthly Cost of Insurance Rates Per $1,000 of Integrated Term Insurance Rider Benefit in the “Policy Information” section.

We will determine administrative charge rates for this rider from time to time. Any change in the administrative charge rates we use will be as described in the “Changes in Policy Cost Factors” provision of the policy. They will never be more than those shown in the Table of Maximum Monthly Deductions from Your Policy Account and the Table of Maximum Monthly Charges Per $1,000 of Integrated Term Insurance Rider Face Amount Increase in the “Policy Information” section.

Nonconvertibility. This rider may not be converted.

Effective Date of This Rider. This rider is effective on the Register Date of the policy.

Restoring Your Policy Benefits. The policy’s Restoring Your Policy Benefits provision applies to this rider. If this rider terminates because the policy has terminated, this rider may only be restored if the policy is also restored.

When this Rider Will Terminate. This rider will terminate on the earliest of the following dates:

a) on the date the policy terminates; or

b) on the policy anniversary nearest the 100th birthday of the insured person.

You may also request termination of this rider at any time after the second policy year. The effective date of termination in this case will be the beginning of the policy month that coincides with or next follows the date we receive your request. However, if this rider is terminated at your request it may not be restored. If you request to terminate this rider there may be adverse tax consequences. You should consult a tax advisor prior to deciding to request termination this rider.

How this Rider Relates to the Policy. This rider is a part of the policy. Its benefit is subject to all the terms of this rider and the policy. All provisions of the policy will continue to apply except as specifically modified by this rider. This rider has no cash or loan value.

AXA EQUITABLE LIFE INSURANCE COMPANY

1[	1[
Mark Pearson, Chairman	Dave S. Hattem, Senior Executive Director
Chairman of the Board and Chief Executive Officer]	Secretary and Associate General Counsel]